

April 3, 2013

Via E-mail
Dr. Kase Lukman Lawal
Chief Executive Officer
CAMAC Energy Inc.
1330 Post Oak Blvd
Houston, TX 77056

> **Re:** **CAMAC ENERGY INC.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2012**
> **Response dated March 28, 2013**
> **File No. 1-34525**

Dear Dr. Lawal:

We have reviewed your filings and response letter and have the following additional comments.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements

Note 3: Significant Accounting Policies, page 66

Impairment of Long-Lived Assets, page 67

1. Please describe for us the methodology, data and analysis used to determine the year end 2012 and 2011 estimated quantities of proved, probable and possible reserves and the risk factors of 81% and 53% and 45% and 28%, respectively, related to probable and possible reserves for each year end.

2.   Please provide us a reasonably detailed summary of the cash flow recoverability analyses related to the year ended 2012. The summary should clearly indicate how estimated revenues have been determined and how variable and fixed costs have been taken into consideration.

3.   Please tell us why the risk factors in your 2012 recoverability analysis have been revised upward, as compared to those used for 2011, representing greater certainty of attaining the estimated volumes.

4.   Please tell us why the risk factors of 45% for probable and 28% for possible are more appropriate than the 50% and 10% factors used in your prior recoverability analysis for 2011.

5.   We note you state the independent reserves evaluator based the type curves for all the planned future wells on the decline curve from an existing well. Furthermore, you state that you believe the existing well on which the type curves were based is not representative of future wells because the well was damaged from the start due to operational issues.

-   Please clarify if the subject decline type curve was the basis of the reserve estimates as of December 31, 2011 or December 31, 2012.

-   Please provide the technical data and analysis that supports that the subject well was damaged.

-   Please tell us why the subject well's performance will not be representative of future wells and why.

        You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or John Hodgin, Staff Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact me, at (202) 551-3489, with any other questions.

                                                Sincerely,

                                                /s/ Brad Skinner

                                                Brad Skinner
                                                Senior Assistant Chief Accountant